Filed by Randgold Resources Limited
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ashanti Goldfields Company Limited
Commission File No. 1-14212

Denver 2003
"Committed to creating value and
delivering returns"

Additional Information

In the event that Randgold and Ashanti enter into an agreement regarding the proposed Merger, Randgold will furnish to, or otherwise file with, the SEC a scheme document/prospectus. In the event a transaction is entered into, investors and security holders are urged to carefully read the scheme document/prospectus regarding the Merger when it becomes available because it will contain important information. In the event a transaction is entered into, investors and security holders may obtain a free copy of the scheme document/prospectus (when it becomes available) and other documents containing information about Randgold and Ashanti, without charge, at the SEC's website at www.sec.gov. Copies of the scheme document/prospectus (when it becomes available) would also be obtainable free of charge by directing a request to Randgold Resources Limited, La Motte Chambers, La Motte Street, St. Helier, Jersey JE1 1BJ, Channel Islands, Attn: David Haddon, Group Secretary, telephone + 44 (0) 1534 735 333, fax +44 (0) 1534 735 444."

Statements made herein with respect to Randgold's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold, Ashanti and the enlarged business. These statements are based on assumptions and beliefs in light of the information currently available. Randgold cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila and Obuasi, estimates of reserves and mine life, future growth potential and capital investment, and the integration of Randgold's and Ashanti's businesses. For a discussion of important factors and risks involved in the companies' businesses, refer to Randgold's Annual Report on Form 20-F for the year ended 31 December 2002, which was filed with the US Securities and Exchange Commission on 27 June 2003, and Ashanti's Annual Report on Form 20-F for the year ended 31 December 2002, which was filed with the SEC on 17 June 2003, and any other document in respect of the proposed Merger which may be furnished to or filed with the SEC by Randgold or Ashanti.

SLIDE 1 – TITLE SLIDE

Good morning ladies and gentlemen

It's a very great pleasure for Randgold Resources to be back at Denver, especially in a period which is so exciting for the gold industry in general, and for our company in particular. The last time we made a presentation here was back in 2000, and in the three years since then our business has advanced so far and so fast that it has moved to a different level - or, if you like, into a different league. Today I'd like to share with you how we got where we are and, perhaps more important, where we're aiming to go from here.

SLIDE 2 – RANDGOLD RESOURCES – CREATING VALUE . . . .

The Randgold Resources story is a very eventful one, but it has always had a consistent theme, and that is the creation of value. So far we have achieved that through the discovery and development of resource opportunities, and also through corporate activity.

Starting with a basic concept and some mineral rights 10 years ago, we've built an integrated gold business with a solid base, good prospects and a wide range of skills.

Our record shows that at every step, we've effectively used the means at our disposal to leverage ourselves further up the value curve. Someone once said that the toughest thing about achieving some success is that you have to keep on being successful. We're very mindful of that, but we're also confident that we have the resources as well as the resolve to reach for increasingly ambitious growth opportunities.

SLIDE 3 – RANDGOLD RESOURCES . . . . . HISTORY

This is a brief overview of our history. We were incorporated in the Channel Islands in 1995, listed on the London Stock Exchange in 1997, raising $83 million in an IPO, and on Nasdaq in 2002. In that comparatively short time, we have discovered the 7 million ounce Morila deposit in southern Mali, the 1.5 million ounce Yalea deposit in western Mali and the 3 million ounce Tongon deposit in Cote d'Ivoire.

We successfully developed Morila into one of the world's largest and highest-margin gold mines, which last year produced more than a million ounces at a total cash cost of $74 per ounce. In addition to our 40%

stake in Morila, we have an advanced feasibility project at Loulo, also in Mali, and a portfolio of prospective exploration projects in that country and elsewhere in Africa. These include the Tongon pre-feasibility project in Cote d'Ivoire.

In less than a decade, we have built Randgold Resources from literally nothing into a business which has a current market capitalisation of in excess of $700 million - as well as a strong cash flow, a robust balance sheet and real prospects. In between, incidentally, we also returned some $80 million to our shareholders by way of a mandatory share buyback. And to end this history with some late news, as of this week Randgold Resources has been included in the FTSE 250. It's the only pure gold company in this index, by the way.

SLIDE 4: WHY AFRICA

Our home ground is Africa: more specifically, its highly prospective goldfields north of the Limpopo river. It's a part of the world for which we have a particular affinity and understanding, and it's also a region that is rich in geological promise, as is shown on this map which charts some of the significant gold discoveries that have been made there over the past 10 years. What is significant about this is not only the substantial number of discoveries, but the fact that almost all of them were made by companies that were relatively small, at least at the time.

SLIDE 5: WHY AFRICA 2

Only a few of the companies that made those discoveries are still around. There is, I believe, a message in this and that is unless management is committed to taking on more challenges and risk, to build on exploration success, they tend to be one-trick ponies.

At the same time, one can make the point that many of our competitors have exited the market and we have more opportunity and a wider field to play in.

SLIDE 6: GLOBAL EXPLORATION

This relatively low survival rate is not a reflection on Africa's prospectivity. The proportion of discoveries that continue to be made there is high relative to the level of exploration expenditure not only in Africa but worldwide. I believe Africa still offers enormous potential for new GOLD DISCOVERIES and we at Randgold Resources are committed to participating in the ongoing search

SLIDE 7: AFRICA . . . . QUALITY PRODUCTION, EXPLORATION . .

This shows you where Randgold Resources has its main activities at present. Our selection of target areas is based not only on their prospectivity but also on financial, political and infrastructural factors which are continuously reviewed. This map indicates, among other things, how we currently rate the various countries on the African continent.

SLIDE 8: SYAMA

When I last spoke at Denver we were facing a tough decision on our Syama mine, which simply wasn't capable of making money at then current gold price levels. We've since tidied up this potentially messy situation in an orderly manner. As you may know, we've entered into an option agreement with Resolute Mining, the key details of which are spelled out on this slide. If Resolute ultimately exercises the option, we'll pick up $6 million plus $4 million in debt repayments and a royalty above a gold price of $350/oz. If it doesn't, we have a plan in place for decommissioning the mine. Either way, we'll make some money.

Building mines is one thing, closing them down quite another. We've done both successfully, gaining invaluable experience in the process.

SLIDE 9: MALI . . . MORILA MINE JV OPERATIONAL RESULTS

Also back in 2000, we had just started commissioning Morila, which I would submit has since become one of the industry's great successes of the recent past. Since we brought this mine into production in October

2000, it has produced 2.3 million ounces of gold at a total cash cost of $86 per ounce through our current joint venture. Morila is the only gold mine developed north of the Limpopo that has consistently met or exceeded its feasibility specifications. It is a truly world-class asset, and one that is fuelling our further growth as a return-driven resource business.

In 2004, we pay back the last of the project finance and from then Morila is a pure cash cow. The challenge now is to find more gold at or around Morila. As this life-of-mine projection shows, we have already replaced some 60% of what we have mined there.

SLIDE 10: PRODUCTION COSTS . . . QUARTER ENDING JUNE

Morila's unique cost profile has over the past few quarters, made Randgold Resources one of the lowest-cost producers in the worldwide industry. This chart shows how we compare with our peers over the past quarter. Those of you who are familiar with the operation will know that the exceptional margins achieved at Morila in recent quarters are attributable to a high-grade bonanza. Its performance over this period has had en enormously beneficial impact on our balance sheet, and has in effect given us the muscle to hit the fast-forward button on our growth plans.

SLIDE 11: MORILA JV . . . HIGH GRADE AXIS

And we think this great orebody still has upside potential, which with are partners we are actively exploring at the moment:

Continued drilling in the relatively compact area along the high-grade axis is returning better-than-expected results, improving the continuity of the payshoot which produced the exceptionally high grades and low costs of the past few quarters. We've completed about half of this programme and should have the full results in the latter half of the year.

In addition we have also embarked on a an aggressive programme aimed at searching for more Morila's adjacent to and along from the current orebody.

SLIDE 12: MALI . . . MORILA REGION OFF LEASE EXPLORATION

We own 40% of the Morila mining lease but outside the lease, we are the dominant operator with holdings of some 3 000 km2 in our own right in the Morila region. We have highlighted 14 targets in this area and prioritised three, which are being diamond-drilled at the moment. The first borehole at Ntiola has already intersected grade. At this stage the target is still conceptual but it could well mark a significant advance in our Malian exploration programme.

Northwest of Morila, another priority is a large gold-in-soil anomaly at the Nemala target, which will be subjected to follow-up work after the wet season.

SLIDE 13: MALI . . . LOULO PROJECT

Over at Loulo, meanwhile, we're now in the last stages of finalising the information on which we'll base a development decision. This decision, as we've already said, is due by the end of this year. It's already evident from our estimates so far that the project returns exceed our hurdle rate of 20% at the current gold price and we're now applying the extensive knowledge we've gained to fine-tune and re-evaluate the capital and operating costs and to see whether and how we can improve on the base case. As part of this process, we've retained SRK to carry out an independent external audit and resource modelling exercise on the project.

One of our major objectives at Loulo has been to expand the reserve base. In addition to converting satellite resources to reserves, Loulo 0 Deeps as well as the deeper extensions of Yalea are prime candidates for the significant conversion of resources to reserves. We've made good progress with regard to water permitting and a tripartite Malian/Senegalese/ Mauritanian permit is being finalised. We've also engaged the Malian government at ministerial level about the infrastructural issues and we've begun to evaluate the various financing options.

SLIDE 14: MALI . . . LOULO PROJECT LOULO 0 DEPOSIT

At Loulo, a five-hole deep-drilling programme has highlighted the potential of Loulo 0 Deeps, which I mentioned earlier. A further drilling programme is being designed to extend the present resource for another 100 metre vertical depth, after which a pre-feasibility study will be initiated on the underground potential at Loulo 0.

SLIDE 15: MALI . . . LOULO PROJECT YALEA DEPOSIT

Loulo 0 is not the only orebody with depth potential. The Yalea deposit has so far been drilled down to a depth of 180 metres below surface and demonstrates continuous mineralisation for over 2 kilometres. Yalea is a shear-hosted deposit which can be traced for over 15 kilometres on the Loulo lease and is similar geologically to Obuasi. The Obuasi analogy has implications for continuity of mineralisation with depth and drill testing of this concept will commence after the rainy season.

SLIDE 16: LOULO PROJECT . . . PRODUCTION PROFILE

This is a conceptual production profile for Loulo. The various return rates given in the left hand column are based on the existing opencast reserve, but as this chart shows, the further conversion of satellite opencast and underground resources to reserves should continue to have a substantial effect on the size and returns of the project.

SLIDE 17 : COTE D'IVOIRE . . . . TONGON DEPOSIT

Tongon is also a substantial project with an inferred resource of just under 3 million ounces. Our prefeasibility work on this project was interrupted by the unrest in the Cote d'Ivoire but a political accord has now been reached and the country appears to be returning to normality. We are watching the situation closely and hope to resume operations there in the near future.

SLIDE 18: SENEGAL . . . . SABODALA BELT

In Senegal, meanwhile, ongoing trenching and regional soil sampling continues to yield multiple anomalies for follow-up work and we plan to start drilling selected targets during next field season.

SLIDE 19: TANZANIA

Moving eastwards across the continent, since we re-established an active presence in Tanzania, we have been granted six licences and a further 17 applications are pending. A regional office has been established at Mwanza, a new exploration team has been recruited and initial reconnaissance work is under way.

We have also entered into an agreement with the Tanzanian government to form a collaborative exploration venture and we hope to progress this initiative over the next couple of months.

SLIDE 20: RRL . . . INCOME STATEMENT

Now let's look at the financials. For the six months to June 2003, our net profit was up from $8.8 million to $33.6 million - an increase of 380% - largely due to the exceptionally high grades at Morila of the past half-year. Total cash costs were $90 per ounce for the six month period ending 30 June.

SLIDE 21: EMERGING GOLD COMPANY

The strong profit performance has further strengthened our balance sheet. Cash and equivalents now exceed $100 million. Long-term debt of $15 million is mainly our share of the Morila project finance and finance leases. The project loan will be paid off by the end of 2004.

At the start of this presentation I showed you our value curve, which tracks the process through which we are building a substantial gold business. We have consistently created real value organically, through discovery and development, as well as through corporate activity. We continue to assemble and enhance what hopefully you will agree is a significant portfolio of exploration tenements across Africa. Similarly we are confident of our ability to create further value and therefore we are committed to continue to invest in our own future.

SLIDE 22: FORMAL OFFER TO ASHANTI

Given the current situation we find ourselves in, to do a presentation on Randgold Resources without referring to Ashanti would be a bit like staging a performance of Hamlet without the prince. As I'm sure you all know, today we are able to confirm that we have tabled a formal proposal for a merger of the two companies on the basis of one Randgold Resources share for every two Ashanti shares.

The rationale for our proposal is the creation of a major, independent pan-African gold business, in line with our strategy of continuing growth and development.

We believe our proposal addresses the requirements of all stakeholders and significantly we are confident that the enlarged business would be a premier GOLD COUNTER offering long life at sustainable lower costs with significant growth potential and capable of financing its own development.

SLIDE 23: OFFER TERMS

The commercial terms of our offer are as presented here, which broadly confirms our indicative proposal and following our due diligence lifts most of the conditions.

SLIDE 24 : CREATING AN AFRICAN GOLD CHAMPION . . .

The Ashanti name would be retained for the merged business and the Ashanti brand would be relaunched on the London Stock Exchange, with full FTSE 250 index membership. Its size and weighting in the indices will enhance its already significant pro-forma liquidity and along with the anticipated increase in demand, absorb any possible sell down. The merged business would also be listed in the US and Ghana, and its operational centre will be Accra.

Our proposal is, we believe, a genuine and attractive alternative which would benefit both sets of stakeholders by creating a leading, African-focussed, TOP TEN gold player. It would be unique in that it will offer full emerging market status with direct access to the primary international capital markets.

SLIDE 25: CREATION OF MAJOR NEW GOLD COUNTER . . .

This is the pro-forma ouline of the enlarged business based on last year financils:

market capitalisation of cUS$[2.5]bn
attributable production of c 2.0 Moz
attributable reserves of 24.9 Moz
attributable resources of 46.6 Moz
attributable EBITDA of US$267.0m

SLIDE 26: OBUASI

Given the market commentary around the capital requirements relating to the operations at Obuasi, I have included this summary for clarification.

Along with the Ashanti team, our focus will be the optimisation of existing operations and maximisation of returns from phased development at Obuasi Deeps

The total capital spend is estimated to be around S$1 billion over the currently expected life of 50 years

In summary we project four individual but overlapping capital programmes comprising

•	US$340m to develop the existing reserves above 50 level and
•	US$600m on the Obuasi Deeps development which can be subdivided into:
•	Phase I of US$170m over the next 30 years,
•	Phase II of US$186m from 2018 to 2041 and
•	Phase III of US$250m from 2022 to 2051

As I have already noted, the Phased development allows the enlarged Ashanti to self finance the development of Obuasi and consequently maximises shareholder returns, and in our offer the Ashanti shareholders retain a larger exposure to this upside:

SLIDE 27: FTSE INDEX

Putting aside our interest in Ashanti for now and as I noted earlier, Randgold Resources has been included in the FTSE 250 index with effect from 22 September. The benefits of this to our company, and to a merged Ashanti/Randgold Resources, are very significant. Tracker funds and other funds benchmarked against the FTSE indices will substantially increase demand for our shares and enhance our liquidity in the London market. In fact, these funds will provide a bedrock of demand that could account for around 25% of our free float. And looking ahead, any future capital raising or equity issues will be enhanced by the support provided by the tracker funds.

SLIDE 28: DELIVERING VALUE

They say a picture is worth a thousand words and here's a slide that tells a very compelling story. In the three years since we last presented at Denver, our share price has soared from under $5 up to the $25 level, and the trading volumes have charted a similar trend. The acceleration kicked in after our listing on Nasdaq in 2002, when our paper became much more tradeable in the North American market, but I believe that the share price's steady rise has been sustained by investors' growing recognition that we mean what we say when we promise to deliver value.

SLIDE 29: THE VALUE CHAMPION IN GOLD

Finally, let's look at how Randgold Resources stacks up against some of its peers in terms of production, costs, market capitalisation and margin. We still remain slightly off the pace with respect to market cap but on all the other fronts we're looking strong. Morila is a robust cash cow; Loulo is in the starting blocks and Tongon is about to get back on track; our exploration programmes are returning very encouraging results, auguring well for our future organic growth; and at the corporate level, we're well placed to participate in the continuing restructuring of the gold industry. The Ashanti merger is obviously our first priority at the moment, but it's by no means the only item on our prospect list.

All in all, we're in good shape to leverage our considerable assets, and our reputation as a return-driven business, to continue and indeed step up our pursuit of value opportunities.

SLIDE 30: QUESTIONS

Thank you for your attention and I would be happy to take question . . . .